Exhibit 99.2

Nano Labs Ltd

(Incorporated in the Cayman Islands with limited liability)

(NASDAQ: NA)

to Be Held on December 1, 2023

(or any adjourned or postponed meeting thereof)

NOTICE IS HEREBY GIVEN that an Annual General Meeting (“AGM”) of Nano Labs Ltd (the “Company”) will be held at 30th Floor, Dikaiyinzuo, No. 29, East Jiefang Road, Hangzhou, Zhejiang, People’s Republic of China on December 1, 2023 at 10:00 a.m. (local time), and at any adjourned or postponed meeting thereof, for the following purposes:

To consider and, if thought fit, pass the following ordinary resolutions to ratify the appointment of MaloneBailey, LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2023.

The Board has provided the following resolutions for approval by the Company’s shareholders:

RESOLVED THAT the appointment of MaloneBailey, LLP as the Company’s independent registered public accounting firm for the year ending December 31, 2023 be, and hereby is, approved and ratified.

The Board has fixed the close of business on October 23, 2023 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the AGM or any adjourned or postponed meeting thereof. The Board recommends the shareholders to vote FOR the resolutions.

The Company’s ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. In respect of the matters requiring shareholders’ vote at the AGM, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 15 votes. Shares underlying the Company’s American depositary shares (“ADSs”) are Class A ordinary shares. Each ADS represents two Class A ordinary shares.

Voting by Holders of Ordinary Shares

Holders of record of the Company’s Class A and Class B ordinary shares at the close of business on the Record Date are entitled to vote at the AGM and any adjourned or postponed meeting thereof and are cordially invited to attend the AGM in person. Your vote is important. If you cannot attend the AGM in person, you are urged to complete, sign, date and return the accompanying proxy form as promptly as possible. We must receive the proxy form no later than the time appointed for the AGM to ensure your representation at such meeting. Please refer to the proxy form, which is attached to and made a part of this notice.

Voting by Holders of ADSs

Holders of ADSs who wish to exercise their voting rights for the underlying Class A shares must act through Citibank, N.A., the depositary of the Company’s ADS program (the “Depositary”), by submitting a Voting Instruction Card directly to the Depositary if the ADSs are held by holders on the books and records of the Depositary, or instruct a bank, brokerage, or other securities intermediary if the ADSs are held by any of them on behalf of holders, as the case may be, as to how to vote the shares represented by ADSs. We have instructed the Depositary to provide to all ADS holders a Voting Instruction Card and a Notice of Meeting providing to ADS holders information contained in this notice of AGM and a statement and instructions as to voting by ADS holders. If you wish to have the Depositary vote the Class A ordinary shares represented by your ADSs, please execute and timely forward the Voting Instruction Card sent to you by the Depositary in accordance with the instructions provided by the Depositary, or as provided by the bank, brokerage, or other securities intermediary if the ADSs are held by them. A return envelope may be provided to you for this purpose. The Voting Instruction Card should be executed in such a manner as to show clearly how you wish to vote in regard to each matter to be considered at the AGM. Please note that if you do not timely provide the Depositary with voting instructions with regard to a matter, you will be deemed to have granted a discretionary proxy to a person designated by the Company with respect to such matter with regard to the Class A ordinary shares represented by your ADSs if the Company (i) timely requests such a proxy, (ii) reasonably does not know of any substantial opposition to such matter, and (iii) confirms that such matter is not materially adverse to the interests of shareholders. The Voting Instruction Card must be forwarded in sufficient time to reach the Depositary before 10:00 a.m. (New York Citi time), November 24, 2023. Only the holders as of the Record Date at the close of business on October 23, 2023 will be entitled to execute the Voting Instruction Card.

Shareholders may obtain an electronic copy of the Company’s annual report, free of charge, from the Company’s website at http://ir.nano.cn/. For a hard copy, shareholders may contact the Company via email at ir@nano.cn, telephone number (86) 0571-8665 6957, or write to 30th Floor, Dikaiyinzuo, No. 29, East Jiefang Road, Hangzhou, Zhejiang, People’s Republic of China.

By of the Board of Directors,
/s/ Jianping Kong
Jianping Kong
Chariman

Hangzhou, October 18, 2023